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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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       FUTUREMEDIA SUBSIDIARY OPEN TRAINING TO PROVIDE ONLINE LEARNING FOR
                        SKANDINAVISKA ENSKILDA BANKEN AB

    BRIGHTON, England, Jan. 9 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY, FMDAD), a leading learning and communications company, today announced that its subsidiary, Open Training AB, has signed an agreement to provide their web-based learning platform Learngate(TM) to prominent Swedish bank Skandinaviska Enskilda Banken AB (SEB). The project aims to reduce the total cost of learning by reducing the number of system solutions to one corporate system for competence development and also includes the provision of consultancy in pedagogy, process advice, system development and learning content.

    Stefan Eklund of SEB's HR Learning Center, said, "Open Training's solutions meet our requirements in full, and the Company understands our needs and business process as well as having a long-term view of the business relationship, which we value."

    Claes Ytander, Chief Executive Officer of Open Training, commented, "We are proud to have been chosen by SEB to work on its corporate learning platform. This agreement is proof that our long-term investment in the development of Learngate(TM) is well-founded. It also demonstrates Learngate's value compared to other Swedish and internationally-developed solutions. We believe that leading products, competent staff and customer focus together with the goal of long-term business relationships result in premium comprehensive solutions such as this."

    Learngate(TM) is a modular Wed-based competency platform designed for the deployment and administration of e-learning and teacher-led training. The Learngate(TM) Community enables employees to communicate in groups and to share files and documents. By using Learngate(TM), SEB is able to provide employees and stakeholders access to necessary training, and is also a highly efficient tool for evaluating competency development and training costs.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training, ebc, and Button Communications. For more information, visit http://www.futuremedia.co.uk.

    About SEB

    The SEB Group is a North European financial group for 400,000 corporate customers and institutions, and 5 million private customers. SEB has local presence in the Nordic and Baltic countries, Germany, Poland, the Ukraine and Russia and has a global presence through its international network in another 10 countries. On 30 June 2006, the Group's total assets amounted to SEK 1,986bn while its assets under management totalled SEK 1,086bn. The Group has about 20,000 employees. Read more about SEB at http://www.seb.se.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's future financial condition and performance and the expected benefits of additional financing arrangements. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably and generate cash in the future; risks associated with financing arrangements (including risks that the terms of such financing could result in substantial dilution to shareholders); risks associated with acquisitions such as the ebc and Button acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/09/2007
    /CONTACT: Mike Smargiassi/Corey Kinger, US, +1-212-986-6667, ir@futuremedia.co.uk, both of Brainerd Communicators, Inc., or Gerry Buckland, UK, +44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk
                http://www.seb.se /
    (FMDAY FMDAD)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer


Date: January 11, 2007

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